EXECUTION COPY

Exhibit 4(j)
AMENDMENT

Dated as of September 26, 2017

To the Lenders and the LC Issuing Banks party to the Credit Agreement and the Administrative Agent referred to below

Ladies and Gentlemen:

Reference is made to the Amended and Restated Credit Agreement, dated as of November 20, 2015, as amended by the Amendment dated as of June 30, 2016 (the “Credit Agreement”), among Entergy New Orleans, Inc. (the “Borrower”), the Lenders and LC Issuing Banks parties thereto, and Bank of America, N.A., as Administrative Agent. This amendment of the Credit Agreement is hereinafter referred to as this “Amendment”, and the Credit Agreement, as amended by this Amendment, is referred to as the “Amended Credit Agreement”. Capitalized terms used herein and not otherwise defined herein have the meanings given such terms in the Credit Agreement.
Section 1. Credit Agreement Amendment. The parties agree that, subject to the satisfaction of the conditions precedent set forth in Section 2 below, the Credit Agreement is amended as follows:
(a)    Section 1.01 is amended by adding the following new defined terms in appropriate alphabetical order:
“Amendment Date” means September 26, 2017.
“Borrower Assumption Agreement” means an assumption agreement in substantially the form of Exhibit F hereto or any other form approved by the Administrative Agent.
“Governmental Authorization” means, (i) with respect to the Borrower and prior to the effective time of the Internal Restructuring, the City Council resolution issued in Docket No. R-16-188 granted to the Borrower dated as of May 19, 2016, (ii) with respect to the New Borrower upon and after the effective time of the Internal Restructuring, (a) an authorizing order of the Federal Energy Regulatory Commission (“FERC”) issued under the Federal Power Act and (b) the City Council resolution issued in Docket No. R-16-188 as made applicable to the New Borrower through application of the City Council resolution issued in Docket No. R-17-228 on May 4, 2017, in each case, as amended, extended, supplemented, replaced, or renewed from time to time to authorize the Borrower’s incurrence of long-term indebtedness.
“Internal Restructuring” means collectively, the series of transactions described under the captions entitled “Management’s Financial Discussion and Analysis - Internal Restructuring” in the Borrower’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and Borrower’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 (the “June 2017 10-Q”). For the avoidance of doubt, the definition of Internal Restructuring shall not include transactions disclosed in filings that are publicly available after the June 2017 10-Q, except and solely to the extent, such disclosures are to reflect the consummation of any of the transactions set forth under the captions entitled “Management’s Financial Discussion and Analysis - Internal Restructuring” in the documents described in this definition.
“New Borrower” means, following the Internal Restructuring, the surviving entity that will hold substantially all of the assets held by the Borrower on the Amendment Date (defined hereinafter). As of the Amendment Date, the New Borrower is anticipated to be Entergy New Orleans Power, LLC, a Texas limited liability company, which, upon completion of the Internal Restructuring, is anticipated to be renamed Entergy New Orleans, LLC.
(b)     Section 1.01 is amended by amending and restating the defined term “Borrower” in its entirety to read as follows:
“Borrower” has the meaning specified in the preamble hereto; provided that, upon the effectiveness of the Internal Restructuring, the “Borrower” shall mean the New Borrower.
(c)    Section 1.01 is amended by deleting the defined term “City Council Authorization.”
(d)    Section 1.01 is amended by amending and restating the defined term “Loan Documents” in its entirety to read as follows:
“Loan Documents” means, collectively, (i) this Agreement, (ii) each promissory note delivered under Section 2.17, (iii) the Fee Letters, and (iv) any Borrower Assumption Agreement executed pursuant to Section 2.19, in each case, as any of the foregoing may be amended, supplemented, or modified from time to time.
(e)    Section 2.04(c) is amended by amending and restating such Section in its entirety to read as follows:
(c)    The Borrower agrees to pay, (i) to Bank of America, as an LC Issuing Bank, for its own account, (A) a fronting fee equal to 0.20% per annum on the undrawn stated amount of each Letter of Credit issued by Bank of America in its capacity as an LC Issuing Bank, payable by the Borrower quarterly in arrears on the last day of each March, June, September and December and on the Termination Date or such later date on which no Letter of Credit issued by such LC Issuing Bank shall be outstanding, and otherwise in accordance with the payment provisions set forth in the Loan Documents (provided that, to the extent Bank of America and its Affiliates are the only Lenders party to this Agreement, such fronting fee shall be 0.00% per annum), and (B) customary issuance and administration fees in respect of such Letters of Credit and (ii) to any other LC Issuing Bank that issues any Letter of Credit, a fronting fee in the amount separately agreed by the Borrower and such LC Issuing Bank and such other charges with respect to such Letter of Credit as are agreed upon with such LC Issuing Bank and as are customary.
(f)    Section 2.19 is added by inserting the following new section in appropriate numerical order:
Section 2.19    Internal Restructuring; Assumption of Obligations.
(a)The Borrower may undertake the transactions necessary to consummate the Internal Restructuring, subject to the following conditions:

(i)the New Borrower expressly assumes the Borrower’s obligations under the Loan Documents pursuant to the Borrower Assumption Agreement;

(ii)the Administrative Agent receives the Borrower Assumption Agreement, duly executed by each of the parties thereto;

(iii)the Administrative Agent receives a certificate of the Secretary or an Assistant Secretary of the New Borrower, certifying (A) the names and true signatures of the officers of the New Borrower authorized to sign the Borrower Assumption Agreement and the other documents to be delivered by the New Borrower hereunder, and (B) that attached thereto are true and correct copies of (1) the organizational documents of the New Borrower, (2) the resolutions of the governing body of the New Borrower approving the applicable assumption and such transactions, and all documents evidencing other necessary company action (including any required equityholder approvals), and (3) all governmental and regulatory authorizations and approvals (if any) required to be obtained by the New Borrower for such assumption and such transactions;

(iv)the Administrative Agent receives an opinion of counsel to the parties to the Borrower Assumption Agreement as to such matters related to the assumption as the Administrative Agent or the Lenders through the Administrative Agent may reasonably request;

(v)the Administrative Agent receives evidence that (A) the allocation of substantially all of the assets of the Borrower to the New Borrower and (B) such other transactions necessary to consummate the Internal Restructuring shall in each case have been completed;

(vi)the New Borrower delivers to the Administrative Agent, the LC Issuing Banks, and the Lenders all documentation and information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act, to the extent such documentation or information is requested by the Administrative Agent on behalf of the LC Issuing Banks and Lenders;

(vii)after giving effect to such transactions, the Senior Debt Rating Level of the New Borrower shall be at least BBB+ and Ba1; and

(viii)after giving effect to such transactions, no event shall occur and be continuing that constitutes an Event of Default with respect to the New Borrower or would constitute an Event of Default with respect to the New Borrower but for the requirement that notice be given or time elapse or both.

(b)The Borrower will take, and, to the extent legally possible, cause the other parties to the Internal Restructuring to take, such actions and furnish all such information, in each case, from time to time reasonably requested by the Administrative Agent (or any LC Issuing Bank or any Lender through the Administrative Agent) to ensure that the Borrower’s obligations under the Loan Documents will be expressly assumed by the New Borrower, including furnishing the Administrative Agent with such certifications, financial or other information, approvals and documents as required by applicable law or any Lender’s internal processes.

(c)Upon (i) the satisfaction of the conditions in Section 2.19(a) and covenant in Section 2.19(b) and (ii) the consummation of the Internal Restructuring (collectively, the transactions described in the foregoing clauses (i) and (ii), the “New Borrower Transaction”), the New Borrower

shall become the Borrower hereunder and shall have all of the obligations of the Borrower hereunder as if it had executed this Agreement, and the predecessor Borrower (Entergy New Orleans, Inc.) shall be released from any and all obligations under the Loan Documents.

[End Section 2.19]

(f)     All references to “City Council Authorization” in (i) Sections 3.02(b)(ii) and 4.01(c) of the Credit Agreement and (ii) paragraph (B) of Exhibit A-1 to the Credit Agreement shall be replaced with “Governmental Authorization.”
(g)    Section 5.02(c) is amended and restated in its entirety to read as follows:
(c)    Mergers, Etc. Merge with or into or consolidate with or into any other Person, except that the Borrower may merge with any other Person (i) that is a Subsidiary of the Parent in connection with the Internal Restructuring, subject to satisfaction of the conditions in Section 2.19(a) and covenant in Section 2.19(b), or (ii) provided that, immediately after giving effect to any such merger, (A) the Borrower is the surviving Person or the merger is to effect a change in the Borrower’s form of organization permitted by the proviso in Section 5.01(a)(ii), (B) no event shall have occurred and be continuing that constitutes an Event of Default or would constitute an Event of Default but for the requirement that notice be given or time elapse or both, and (C) the Borrower shall not be liable with respect to any Debt or allow its property to be subject to any Lien which would not be permissible with respect to it or its property under this Agreement on the date of such transaction.

(h)    Section 5.02(d) is amended and restated in its entirety to read as follows:
(d)Disposition of Assets. (i) Sell, lease, transfer or otherwise dispose of any shares of Common Equity of any Significant Subsidiary, whether now owned or hereafter acquired by the Borrower, or permit any Significant Subsidiary to do so or (ii) sell, lease, transfer or otherwise dispose of (whether in one transaction or a series of transactions), or permit any Significant Subsidiary to sell, lease, transfer or otherwise dispose of (whether in one transaction or a series of transactions), assets representing in the aggregate amount more than 5% (determined at the time of each such transaction) of its Consolidated Net Worth to any entity other than any wholly owned Subsidiary of the Borrower; provided, however, that nothing in this Section 5.02(d) shall be construed as to prohibit the consummation by the Borrower and its Subsidiaries of the Internal Restructuring in accordance with Section 2.19.

(i)    A new Exhibit F to the Credit Agreement is added in the form of Annex A attached hereto.
Section 2. Conditions to Effectiveness of this Amendment. This Amendment shall be effective as of the date hereof when and if (such date being the “Amendment Date”) the following conditions are satisfied:
(a)The Administrative Agent shall have received the following, each dated as of the Amendment Date, in form and substance satisfactory to the Administrative Agent:

(i)    counterparts of this Amendment, duly executed by the Borrower and Bank of America, N.A., in its capacity as the Administrative Agent, Lender, and LC Issuing Bank;

(ii)    certified copies of the resolutions of the Board of Directors of the Borrower approving this Amendment and the Amended Credit Agreement, and of all documents evidencing other necessary corporate action with respect to this Amendment and the Amended Credit Agreement;
(iii)    a certificate of the Secretary or an Assistant Secretary of the Borrower certifying (A) the names and true signatures of the officers of the Borrower authorized to sign this Amendment and the other documents to be delivered hereunder; (B) that attached thereto are true and correct copies of the charter and the bylaws of the Borrower, in each case in effect on such date; and (C) that attached thereto are true and correct copies of all governmental and regulatory authorizations and approvals (if any) required for the due execution, delivery, and performance of this Amendment and the Amended Credit Agreement;
(iv)    a favorable opinion of counsel for the Borrower as to such matters as any Lender through the Administrative Agent may reasonably request;
(v)    a favorable opinion of special New York counsel for the Borrower as to such matters as any Lender through the Administrative Agent may reasonably request; and
(vi)    such other certifications, opinions, financial or other information, approvals and documents as the Administrative Agent or any Lender or LC Issuing Bank may reasonably request, all in form and substance satisfactory to the Administrative Agent or such other Lender or LC Issuing Bank (as the case may be).
(b)Each of the representations and warranties in Section 3 of this Amendment shall be true and correct.

Section 3. Representations and Warranties. The Borrower represents and warrants that (i) the representations and warranties of the Borrower contained in Section 4.01 (excluding those contained in the last sentence of subsection (e) and in subsection (f) thereof) of the Amended Credit Agreement (with each reference therein to “this Agreement”, “hereunder” and words of like import referring to the Credit Agreement being deemed to be a reference to the Amended Credit Agreement and each reference therein to “Loan Document” and words of like import being deemed to be a reference that includes this Amendment and the Amended Credit Agreement) are true and correct on and as of the Amendment Date as though made on and as of the Amendment Date (other than, as to any such representation or warranty that by its terms refers to a specific date other than the Amendment Date, in which case, such representation and warranty shall be true and correct as of such specific date); and (ii) no event has occurred and is continuing, or would result from the execution, delivery, or performance by the Borrower of this Amendment or the performance by the Borrower of the Amended Credit Agreement, that constitutes an Event of Default or would constitute an Event of Default with notice or lapse of time or both.
Section 4. Effect on the Loan Documents. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any LC Issuing Bank or Lender or the Administrative Agent under the Credit Agreement or any other Loan Document, or constitute a waiver of any provision of the Credit Agreement or any other Loan Document. Except as expressly set forth herein, each of the Credit Agreement and the other Loan Documents is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. This Amendment shall constitute a Loan Document and shall be binding on the parties hereto and their respective successors and permitted assigns under the Amended Credit Agreement. Upon and after the execution of this Amendment by each of the parties hereto, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to “the Credit Agreement”,

“thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Amended Credit Agreement.
Section 5.    Costs, Expenses and Taxes. The Borrower agrees to pay on demand all reasonable out-of-pocket costs and expenses incurred by the Administrative Agent in connection with the preparation, execution and delivery of this Amendment and the other documents to be delivered hereunder, including, without limitation, the reasonable fees and out‑of‑pocket expenses of counsel for the Administrative Agent with respect thereto and with respect to advising the Administrative Agent as to its rights and responsibilities under this Amendment. The Borrower further agrees to pay on demand all reasonable out-of-pocket costs and expenses, if any (including, without limitation, reasonable counsel fees and expenses of counsel), incurred by the Administrative Agent, the LC Issuing Banks, and the Lenders in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Amendment, the Amended Credit Agreement and any other documents to be delivered hereunder, including, without limitation, counsel fees and expenses in connection with the enforcement of rights under this Section.
Section 6.    Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.
Section 7. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.
If you agree to the foregoing, please evidence such agreement by (i) executing and returning one counterpart of this Amendment by facsimile or e-mail to Ryan Garka (fax number: (704)503-2622; e-mail: rgarka@kslaw.com) and (ii) executing and returning three original counterparts to this Amendment by overnight mail to King & Spalding LLP, 100 N. Tryon Street, Suite 3900, Charlotte, North Carolina 28202, Attention: Ryan Garka.
[Remainder of page intentionally left blank.]

Very truly yours,

ENTERGY NEW ORLEANS, INC.

By /s/ Stacey M. Lousteau
Stacey M. Lousteau
Assistant Treasurer

The undersigned hereby agrees to the foregoing:

BANK OF AMERICA, N.A., as Administrative Agent, LC Issuing Bank and Lender

By /s/ Margaret A. Halleland
Name: Margaret A. Halleland
Title: Vice President

Exhibit F

ANNEX A
[See attached]

BORROWER ASSUMPTION AGREEMENT

This Borrower Assumption Agreement (this “Borrower Assumption Agreement”) is dated as of November 30, 2017 and is entered into by and among ENTERGY NEW ORLEANS, INC., a Texas corporation (the “Predecessor”), and Entergy NEW ORLEANS Power, LLC, a Texas limited liability company (the “Successor”). Capitalized terms used but not defined herein shall have the meanings given to them in the Amended and Restated Credit Agreement, dated as of August 14, 2015, as amended by the Amendment dated as of June 30, 2016, and as further amended by the Amendment dated as of September 26, 2017 (as further amended, restated, amended and restated, supplemented or otherwise modified, the “Credit Agreement”), among Entergy New Orleans, Inc., the Lenders and LC Issuing Banks parties thereto and Bank of America, N.A., as the Administrative Agent.

1.
Assumption. The Predecessor hereby confirms that, in a merger in accordance with the Texas Business Organizations Code, it irrevocably allocated to the Successor, and the Successor hereby confirms that, in a merger in accordance with the Texas Business Organizations Code, it irrevocably accepted such allocation and assumed from such Predecessor, subject to and in accordance with Section 2.19 of the Credit Agreement, as of the date of this Borrower Assumption Agreement, (i) all of such Predecessor’s rights and obligations in its capacity as the Borrower under the Credit Agreement and each other Loan Document (including, without limitation, those obligations under the Loan Documents arising from events that occurred before the date of this Borrower Assumption Agreement and those obligations that expressly survive the repayment of all amounts under the Loan Documents or termination of the Commitments) and (ii) to the extent permitted to be allocated under applicable law, all claims, suits, causes of action, and any other right of the Predecessor (in its capacity as a Borrower) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims, and all other claims at law or in equity related to the rights and obligations allocated pursuant to clause (i) above (the rights and obligations allocated by the Predecessor to the Successor pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Allocated Interest”). The allocation is without recourse to the Predecessor and without representation or warranty by the Predecessor. The Successor hereby agrees to become the Borrower under the Credit Agreement and shall have all of the obligations of the Borrower thereunder as if it had executed the Credit Agreement. Without limiting the generality of the foregoing, the Successor hereby assumes and agrees punctually to pay, perform and discharge when due all of the Advances constituting a part of the Allocated Interest and the related obligations under the Loan Documents and each agreement made or to be performed by the Borrower under the Loan Documents.

2.
Name Change. The Successor confirms that, as part of the Internal Restructuring, it will effect a name change through the filing of appropriate documents with the Secretary of State of Texas to be known as “Entergy New Orleans, LLC.” Promptly upon receipt of the documents or filings evidencing such name change, the Successor agrees that it shall send copies of such documents or filings to the Administrative Agent.

3.
Further Assurances. The Successor agrees to take, and, to the extent legally possible, cause the other parties to the Internal Restructuring to take, such actions and furnish all such information, in each case, from time to time reasonably requested by the Administrative Agent (or any LC Issuing Bank or any Lender through the Administrative Agent) in order to effect the purposes of this Borrower Assumption Agreement, including furnishing the Administrative Agent with such certifications, financial, or other information, approvals, and documents as required by applicable law or any LC Issuing Bank’s or Lender’s internal processes.

4.
Release of Certain Obligations. Upon the effectiveness of the New Borrower Transaction, the Predecessor shall no longer be the Borrower under the Credit Agreement or any other Loan Document, nor shall it have any rights or obligations as the Borrower thereunder, and the Predecessor shall be released from any and all obligations under the Loan Documents.

5.
Ratification. The Successor confirms that it has received a copy of the Credit Agreement and the other applicable Loan Documents. The Successor hereby ratifies and agrees to be bound by all of the terms and conditions contained in the Credit Agreement and the other applicable Loan Documents.

6.
General Provisions. This Borrower Assumption Agreement shall constitute a Loan Document. This Borrower Assumption Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Borrower Assumption Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Borrower Assumption Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Borrower Assumption Agreement. This Borrower Assumption Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

[Signature pages follow]

The terms set forth in this Borrower Assumption Agreement are hereby agreed to:

PREDECESSOR

ENTERGY NEW ORLEANS, INC.

By:
Name: Stacey M. Lousteau
Title: Assistant Treasurer

SUCCESSOR

Entergy NEW ORLEANS Power, LLC

By:
Name: Stacey M. Lousteau
Title: Assistant Treasurer